UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Addendum to Employment Agreement with Dr. Chenhong Huang

On November 28, 2025, SuperX AI Technology Limited (the “Company”) and Dr. Chenhong Huang entered into an addendum (the “Addendum”) to the employment agreement dated November 15, 2025 between the Company and Dr. Huang (“Employment Agreement”) to update the reference date used to determine the number of shares issuable in connection with Dr. Huang’s equity award. Under the Addendum, the number of shares will be determined based on the closing price of the Company’s ordinary shares on the trading day immediately preceding Dr. Huang’s onboarding date, which is November 28, 2025. All other terms of the Employment Agreement remain unchanged.

A copy of the Addendum is furnished as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Addendum to Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

3